

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2019

Evangelos J. Pistiolis
Chief Executive Officer
TOP SHIPS INC.
1 Vas. Sofias and Meg. Alexandrou Str
15124 Maroussi, Greece

      Re: TOP SHIPS INC.
          Registration Statement on Form F-3
          Filed October 21, 2019
          File No. 333-234281

Dear Mr. Pistiolis:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kevin Dougherty at (202) 551-3271 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation

cc: Gary Wolfe